14042298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~/A
PART III

SEC FILE NUMBER
8-68880

*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2013 (MM/DD/YY) AND ENDING September 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doric Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Post Road West
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter E. Hein 203-254-3426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 15 2014
REGISTRATIONS BRANCH
19

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter E. Hein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doric Corporation, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Michael Dillon, Notary Public
State of Connecticut
My Commission Expires 09/30/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORIC CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

PUBLIC

Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Doric Corporation

We have audited the accompanying statement of financial condition of Doric Corporation (the "Company"), and the related notes as of September 30, 2014.

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of September 30, 2014, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
November 18, 2014

DORIC CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

ASSETS

Current Assets	
Cash	$ 792,713
Fixed Assets	
Furniture and equipment, net of accumulated depreciation of $2,863	188
Other Assets	
Prepaid expenses	5,000
Taxes receivable	3,063
Organizational costs, net of accumulated amortization of $18,750	21,251
TOTAL ASSETS	$ 822,215

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 15,401
Due to affiliates	441,848
TOTAL LIABILITIES	457,249
SHAREHOLDER'S EQUITY	
Preferred Stock, $1 par value; 1,000 shares authorized; no shares issued	-
Common stock, $1 par value; 470,000 shares authorized; 40,000 shares issued and outstanding	40,000
Retained earnings	324,966
TOTAL SHAREHOLDER'S EQUITY	364,966
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 822,215

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Doric Corporation (the "Company") is an investment advisory firm and a Delaware Corporation, which was organized on March 28, 2005 and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer. The Company is a wholly-owned subsidiary of Doric GmbH, formerly Doric Asset Finance & Verwaltungs GmbH (the "Parent"), in Offenbach am Main, Germany, which arranges structures, manages and administers closed end funds issued – amongst others - in Germany. The Company, via a service agreement, fully supports the business of Doric Asset Finance GmbH & Co. KG (DAF KG"). The Company is registered as a broker-dealer so that it may conduct private placement of securities.

2. REVENUE RECOGNITION

The Company generates revenue from its service agreements and recognizes revenue ratably over the term of the related agreements as services are provided. Any service fees received in advance of services being provided are recorded as deferred revenue on the balance sheet until services are provided, at which time revenue is recognized.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CASH AND CASH EQUIVALENTS

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

4. PROVISION FOR INCOME TAXES

The Company is classified as a "C" Corporation for income tax. The current provision for Federal and State income taxes for the period ended September 30, 2014 is $11,523.

The provision for income taxes for the period ended September 30, 2014 differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to federal graduated rates and state income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities have been adjusted for the effects of changes in tax laws and rates on the date of enactment. There were no deferred assets or liabilities at September 30, 2014.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period ended September 30, 2014 management has determined that there are no material uncertain income tax positions.

5. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed by the straight-line method over an estimated useful life of 3 years.

6. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments. The Company places its temporary cash investments in high credit financial institutions. However, a portion of temporary cash investments exceed FDIC insured levels from time to time.

7. RULE 15C3-3

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). The Company does not hold customer funds or safekeep customer securities. Accordingly, there are no items to report under the requirements of this Rule.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014, the Company had net capital of $335,464 which exceeded the minimum requirement of $30,483 by $304,981. The Company's ratio of aggregate indebtedness to net capital ratio was 1.363 to 1.

9. PROFIT SHARING PLAN

The Company offers a 401 (k) profit sharing plan that covers employees who have completed at least 1,000 hours of service and attained the age of 21. Contributions by the employer are discretionary depending on profitability and are not to exceed the amount allowed for federal income tax purposes. The Company did not make any contributions for the period ended September 30, 2014.

10. RELATED PARTY TRANSACTIONS

The Company has a service agreement with DAF KG providing for service fee revenue equal to budgeted costs plus a 6% margin for which monthly advance payments were made. For the year ended September 30, 2014, the Company recognized $882,452, in service fees under this agreement.

In August 2014, the Parent redeemed $430,000 of common stock, of which $348,700 is included in Due to Affiliate at September 30, 2014. It is anticipated that the balance of the liability will be paid down by mid-April 2015.

11. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.